SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  April 3, 2002
             (Date of Event which Requires Filing of This Statement)


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CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D


________________________________________________________________________________

1          NAME OF REPORTING PERSON                             Steve Pappas
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)
                                                                             ---
                                                                         (b)  X
                                                                             ---
________________________________________________________________________________

3          SEC USE ONLY
________________________________________________________________________________

4          SOURCE OF FUNDS
                                                                              OO
________________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)

________________________________________________________________________________

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
________________________________________________________________________________
 NUMBER OF     7        SOLE VOTING POWER
   SHARES                                                              6,427,400
               ________________________________________________________________
BENEFICIALLY   8        SHARED VOTING POWER
  OWNED BY                                                                     0
               ________________________________________________________________
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING                                                             6,427,400
               _________________________________________________________________
   PERSON      10       SHARED DISPOSITIVE POWER
    WITH                                                                       0
________________________________________________________________________________
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Common Stock                                                4,407,400
           Warrants to acquire common stock                            2,020,000
________________________________________________________________________________
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                              --
________________________________________________________________________________
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           23.3%
________________________________________________________________________________
14         TYPE OF REPORTING PERSON

                                                                              IN
________________________________________________________________________________

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CUSIP No. 29404N-209                                                 Page 3 of 4


Steve Pappas

     The Statement on Schedule 13D, dated March 14, 2001, initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1, dated June 11, 2001, Amendment No. 2, dated November 9, 2001, and Amendment No. 3, dated November 15, 2001 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 4, dated April 3, 2002, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 4 are based on 25,556,144 shares of the Issuer's Common Stock outstanding at April 2, 2002.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Name:

          This Statement is filed by Steve Pappas (the "Reporting Person"), as the direct beneficial owner of 6,177,400 shares of Common Stock of the Issuer and indirect beneficial owner of 250,000 shares of Common Stock of the Issuer owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

Item 5. Interest in Securities of the Issuer

     Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

     (a)  Aggregate number of securities       6,427,400 shares of Common Stock*
     Percentage of class of securities:        23.3 %

     * NOTE: Reporting Person has direct beneficial ownership of 4,157,400 shares of Common Stock and immediately exercisable warrants to purchase 2,020,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 250,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership. This
     Schedule 13D does not include 3,000,000 shares of Common Stock and 100,000 units (each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock) owned by adult children not residing with the Reporting Person. The Reporting Person disclaims beneficial ownership as to such securities.


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CUSIP No. 29404N-209                                                 Page 4 of 4


     (b)   Sole voting power:          6,427,400
           Shared voting power:                0
           Sole dispositive power:     6,427,400
           Shared dispositive power:           0

     (c) On April 3, 2002, the Reporting Person purchased 1,000,000 Units of the Issuer for a purchase price of $0.10 per Unit, or an aggregate purchase price of $100,000. Each Unit consists of one share of the Issuer's Common Stock and one warrant, exercisable at any time until April 3, 2004, to purchase one share of Common Stock at an exercise price of $0.25 per share. The transaction was effected in a private placement exempt from registration under the Securities Act of 1933.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 3, 2002                         /S/ Steve Pappas
                                             -------------------------
                                                 Steve Pappas